FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of February 2015

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

2014 Fourth Quarter & Full Year Results

A strong fourth quarter performance

•	Robust Operating Income[1] at $111m driven by strong performances from GGR and Sercel

•	Record multi-client sales at $299m

•	Solid cash generation[1] at $187m

2014: a resilient year for CGG in a difficult market environment

•	Full year Operating Income[1] at $242m

•	Full year EBITDA[1] at $994m

•	Reduced financial leverage: 2.4x versus 2.9x level at 30/9/2014

Strong drop in exploration spending: New phase in our Transformation Plan in 2015

•	Fleet to be further downsized from 13 to 11 vessels

•	$643m impairment and non-recurring charges in Q4 / $939m for Full-Year 2014

•	Additional cost reduction plan and further c. 25% CAPEX reduction in 2015

[1]	Figures before Non-Recurring charges, impairment and write-off impacts

PARIS, France – February 26th 2015 – CGG (ISIN: 0000120164 – NYSE: CGG), world leader in Geoscience announced today its non-audited 2014 fourth quarter and full-year results.

Fourth Quarter & Full Year 2014 Key Figures before Non-Recurring Charges (NRC)

In million $	Fourth Quarter 2013*	Fourth Quarter 2014**	FY 2013*	FY 2014**
Group Revenue	955	906	3,766	3,095
Group EBITDAS	280	402	1,160	994
Operating Income	67	111	401	242
Free Cash Flow	179	187	5	(76)
Net Debt	2,218	2,420	2,218	2,420

Commenting on these results, Jean-Georges Malcor, CGG CEO, said:

“Even in the context of a strongly deteriorating market, CGG delivered good operational results in the fourth quarter of 2014, thanks to an excellent contribution by our Equipment and GGR divisions, with record sales from our multi-client surveys driven particularly by the success of our StagSeis program in the Gulf of Mexico. We generated $187m in free cash flow and reduced our debt leverage to 2.4x EBITDA.

The Transformation Plan we launched at the end of 2013 and accelerated in 2014, has led to a close to 12% reduction in our headcount, the reduction of our fleet from 18 to 13 vessels and the lowering of our breakeven point.

Taking into account the reduced client activity due to the very strong fall in oil prices at year-end and in line with our portfolio rebalancing strategy, we have decided to further reduce our fleet to 11 vessels in 2015 and to launch an additional cost savings and CAPEX reduction plan. In this way, with a rebalanced portfolio of assets centered on a high-end technological offering, thanks to a fully integrated model combining Equipment, Data Acquisition and Geosciences (GGR) and with no significant debt instalment due before 2019, our group is better dimensioned and positioned to weather current market conditions.”

•	Fourth quarter 2014 results:

•	Revenue at $906m, up 31% sequentially

•	Operating income, before Non-Recurring Charges (NRC), at $111m, up 118% sequentially, a 12% margin

•	Negative contribution from Equity Income at $42m mainly driven by the SBGS Joint-Venture and leading to Group EBIT, before NRC, at $69m

•	Sustained Q4 EBITDA at $402m, up 93% sequentially and positive Free Cash Flow before NRC at $187m

•	Following the deterioration of market conditions and the reduction in CGG fleet, assets impairment & write-off and Non-Recurring Charges of $643m:

•	$567m split between $415m of Marine goodwill impairment and $152m of additional restructuring costs

•	$76m write-off related to our multi-client library

•	Net Income at $(667)m after NRC

•	Full year 2014 results:

•	2014 Revenue at $3,095m

•	Operating income, before NRC, at $242m

•	Negative contribution from Equity Income of $(82)m mainly driven by the SBGS JV and leading to Group EBIT, before NRC, at $160m

•	Full year EBITDA at $994m

•	Assets impairment, write-off and Non-Recurring Charges of $939m:

•	$697m split between $415m of marine goodwill impairment and $282m of restructuring costs related to the two phases of the Transformation Plan

•	$113m write-off related to multi-client library, notably in Brazil and North Sea

•	$129m write-off mainly related to Seabed activities

•	Net Income at $(1.15)bn after NRC

•	Backlog at $1bn as of 1 January 2015. As of today, marine fleet coverage is at 92% in Q1 and 57% in Q2 2015

•	2015 multi-client cash Capex reduced to $375m-$425m with a prefunding target above 70% and Industrial Capex reduced to $175m-$200m leading to a global capex reduction of c. 25% from 2014 to 2015

Fourth Quarter 2014 Key Figures

Before Non-Recurring Charges (NRC)

In million $	Fourth Quarter 2013*	Third Quarter 2014**	Fourth Quarter 2014**
Group Revenue	955	694	906
Equipment	317	180	219
Acquisition	459	418	316
Geology, Geophysics & Reservoir (GGR)	371	305	489
Eliminations	(192)	(209)	(118)
EBITDAS	280	208	402
Operating Income	67	51	111
Equipment	102	29	55
Acquisition	(69)	0	(44)
GGR	87	74	142
Equipment operational margin	32%	16%	25%
Acquisition operational margin	(15)%	0%	(14)%
GGR operational margin	23%	24%	29%
EBIT	73	40	69
EBIT margin	8%	6%	8%
Net Financial Costs	(57)	(50)	(40)
Net Financial Costs Cash	(55)	(17)	(55)
Free Cash Flow	179	(63)	187

Fourth Quarter 2014 Key Figures

After Non-Recurring Charges (NRC)

In million $	Fourth Quarter 2013*	Third Quarter 2014**	Fourth Quarter 2014**
EBITDAS	230	201	289
Operating Income	(747)	(14)	(532)
EBIT	(747)	(24)	(574)
Net Financial Costs	(57)	(50)	(40)
Other Income Taxes	(6)	(33)	(51)
Net Income	(810)	(116)	(667)
Non-recurring charges	(820)	(64)	(643)
Cash Flow from Operations	451	136	347
Free Cash Flow	166	(83)	152
Net Debt	2,218	2,579	2,420
Capital Employed	6,108	5,983	5,166

*	In 2013, Non-Recurring charges are linked to Fugro Geoscience
**	In Q3 2014, Non-Recurring Charges are linked to the 2014 Transformation Plan restructuring costs and SBGS JV write-off. In Q4 2014, Non-Recurring Charges are linked to the new phase of the Transformation Plan and write-offs related to the multi-client library.

Full-Year 2014 Key Figures

Before Non-Recurring Charges (NRC)

In million $	FY 2013*	FY 2014**
Group Revenue	3,766	3,095
Equipment	1,045	802
Acquisition	2,226	1,775
Geology, Geophysics & Reservoir (GGR)	1,296	1,384
Eliminations	(801)	(866)
Group EBITDAS	1,160	994
Operating Income	401	242
Equipment	293	164
Acquisition	34	(24)
GGR	317	343
Equipment operational margin	28%	20%
Acquisition operational margin	2%	(1)%
GGR operational margin	24%	25%
Group EBIT	423	160
Group EBIT margin	11%	5%
Net Financial Costs	(214)	(186)
Net Financial Costs Cash	(137)	(144)
Free Cash Flow	5	(76)

Full-Year 2014 Key Figures

After Non-Recurring Charges (NRC)

In million $	FY 2013*	FY 2014**
Group EBITDAS	1,140	776
Operating Income	(395)	(698)
Group EBIT	(394)	(779)
Net Financial Costs	(214)	(244)
Other Income Taxes	(93)	(108)
Net Income	(691)	(1,147)
Non-recurring charges	(817)	(939)
Cash Flow from Operations	908	864
Free Cash Flow	(56)	(137)
Net Debt	2,218	2,420
Capital Employed	6,108	5,166

*	In 2013, Non-Recurring charges are linked to Fugro Geoscience
**	In Q2 2014, Non-Recurring charges are linked to the 2014 Transformation Plan restructuring costs, write-offs related to Seabed activities (mainly SBGS JV) and Brazilian multi-client library. In Q3 2014, Non-Recurring charges are linked to Transformation Plan restructuring costs and SBGS JV write-off. In Q4 2014, Non-Recurring charges are linked to the new phase of the Transformation Plan and write-offs related to the multi-client library

Fourth Quarter 2014 financial results by division before non-recurring charges

Equipment

Equipment	Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	Variation Year-on- year		Variation Quarter-to- quarter
In million $
Equipment Total Revenue	317	180	219	(31)%		22%
External Revenue	270	167	209	(23)%		25%
EBITDAs	111	42	67	(40)%		60%
Margin	35%	23%	30%	(500	)bp	700	bp
Operating Income	102	29	55	(46)%		89%
Margin	32%	16%	25%	(700	)bp	900	bp
EBIT	102	29	55	(46)%		89%
Capital Employed (in billion $)	0.9	0.8	0.7	NA		NA

Equipment division Total Sales was $219 million, down 31% compared to the fourth quarter of 2013 and up 22% sequentially. This seasonal sales rebound, usually linked to the budgetary cycle of Sercel customers, was mainly driven by land equipment sales. External sales were $209 million, up 25% sequentially, while internal sales represented 5% of total sales compared to 15% in the fourth quarter of 2013. During the fourth quarter, marine equipment sales represented 32% of total sales.

Equipment division EBITDAs was $66.8 million, a margin of 30.4%.

Equipment division Operating Income was $55.3 million, a margin of 25.1%.

Equipment division Capital Employed was $0.75 billion at the end of December 2014.

Data Acquisition

Data Acquisition	Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	Variation Year-on- year		Variation Quarter- to- quarter
In million $
Data Acquisition Total Revenue	459	418	316	(31)%		(24)%
External Revenue	315	222	208	(34)%		(6)%
Total Marine	363	358	278	(23)%		(22)%
Total Land and Airborne Acquisition	95	60	38	(60)%		(37)%
EBITDAs	12	72	35	183%		(51)%
Margin	3%	17%	11%	800b	p	(600	)bp
Operating Income	(69)	0	(44)	(36)%		NA
Margin	(15)%	0%	(14)%	100b	p	(1400	)bp
EBIT	(61)	(8)	(83)	35%		883%
Margin	(13)%	(2)%	(26)%	(1300	)bp	(2400	)bp
Capital Employed (in billion $)	2.4	2.1	1.5	NA		NA

Data Acquisition division Total Revenue was $316 million, down 31% year-on-year and down 24% sequentially with a solid vessel production rate and a slowdown in Land activity. External revenue was $208 million, down 34% year-on-year due to the reduction in our marine and land activity perimeter, and to deteriorating market conditions.

•	Marine Acquisition revenue was $278 million, down 23% year-on-year and down 22% sequentially. 36% of the fleet was dedicated this quarter to multi-client programs. Our vessel availability rate was 87% due to typically high transit at this time of the year and production rate was a solid 92% which compares to a 90% production rate year-on-year and a 92% rate in the third quarter of 2014. The decrease in revenue was due to the impact of the fleet reduction (from 18 vessels at end of December 2013 to 13 vessels at end of December 2014) and to deteriorating market conditions.

•	Land and Airborne Acquisition revenue was $38 million, down 60% year-on-year and down 37% sequentially due to the reduction in our activity perimeter and difficult market conditions globally. In Q4, airborne activity was significantly restructured with the introduction of a new organization to enhance operational efficiency.

Data Acquisition division EBITDAs was $35.3 million, a margin of 11.2%.

Data Acquisition division Operating Income was $(43.6) million. Operating Income was impacted by low prices in marine and weak activity in land and airborne, partially offset by lower costs.

Data Acquisition division EBIT was $(82.7) million, impacted by difficult market conditions and the negative contribution of the equity from investees, mainly relating to the SBGS JV.

Data Acquisition EBIT after NRC includes $(567.0) million of non-recurring items: $(152) million relating to the new phase in our Transformation Plan for the Data Acquisition division and $(415) million relating to marine goodwill impairment.

Data Acquisition division Capital Employed was $1.5 billion at the end of December 2014.

Geology, Geophysics & Reservoir (GGR)

GGR	Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	Variation Year-on- year		Variation Quarter- to- quarter
In million $
GGR Total Revenue	371	305	489	32%		61%
Multi-client	179	133	299	67%		124%
Prefunding	81	104	225	179%		116%
Subsurface Imaging & Reservoir	192	172	191	(1)%		11%
EBITDAs	230	178	367	60%		106%
Margin	62%	59%	75%	1300	bp	1700	bp
Operating Income	87	74	142	63%		91%
Margin	23%	24%	29%	600	bp	500	bp
EBIT	86	73	139	61%		92%
Margin	23%	24%	28%	500	bp	400	bp
Capital Employed (in billion $)	2.8	3.1	2.9	NA		NA

GGR Division Total Revenue was $489 million, up 32% year-on-year and up 61% sequentially thanks to an excellent performance across all activities.

•	Multi-client revenue was $299 million, up 67% year-on-year and up 124% sequentially, the best quarter ever. The cash prefunding rate was at 222%.

•	Prefunding revenue was $225 million, up 179% year-on-year and up 116% sequentially. Multi-client cash capex was at $101 million. This quarter, we already began to reap the rewards of our successful 2012-2014 investment in the StagSeis Program, in the Gulf of Mexico which was completed mid-October.

•	After-sales revenue was $74 million, down 25% year-on-year and up 156% sequentially.

•	Subsurface Imaging & Reservoir revenue was $191 million, down (1)% year-on-year and up 11% sequentially. Demand for imaging, reservoir services and software was strong.

GGR Division EBITDAs was $367.3 million, a 75.1% margin.

GGR Division Operating Income was $142.0 million, a 29.0% margin driven by an excellent Multi-Client quarter and a strong Subsurface Imaging and Reservoir (SIR) performance. The multi-client depreciation rate totaled 69%, leading to a Net Book Value of $947 million at the end of December. At this time, our onshore library represented 13% of our total library and our offshore library represented 87% of total library. Our Gulf of Mexico library represented approximately 50% of our offshore library.

GGR Division EBIT was $139.3 million, a 28.5% margin.

GGR Division Capital Employed was $2.9 billion at the end of December 2014.

Fourth Quarter 2014 financial results before non-recurring charges

Group Total Revenue was $906.2 million, down 5% year-on-year and up 31% sequentially. This breaks down to 23% from the Equipment division, 23% from the Acquisition division, and 54% from the GGR division.

In million $	Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	Variation Year-on- year	Variation Quarter- to-quarter
Group Total Revenue	955	694	906	(5)%	31%
Equipment	317	180	219	(31)%	22%
Acquisition	459	418	316	(31)%	(24)%
GGR	371	305	489	32%	61%
Eliminations	(192)	(209)	(118)	NA	NA

Group EBITDAs was $402.3 million, a margin of 44.4%. After NRC, Group EBITDAs was 289.2 million, a margin of 31.9%.

In million $	Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	Variation Year-on- year		Variation Quarter- to-quarter
Group EBITDAs	280	208	402	44%		94%
Margin	29%	30%	44%	1500	bp	1400	bp
Equipment	111	42	67	(40)%		60%
Acquisition	12	72	35	183%		(51)%
GGR	230	178	367	60%		106%
Eliminations	(61)	(73)	(46)	NA		NA
Corporate	(12)	(11)	(21)	NA		NA
Non-recurring charges	(50)	(7)	(113)	NA		NA

Group Operating Income was $110.7 million, a margin of 12.2%. After NRC, Group Operating Income was $(532.4) million.

In million $	Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014	Variation Year-on- year		Variation Quarter- to-quarter
Group Operating Income	67	51	111	66%		119%
Margin	7%	7%	12%	500	bp	500	bp
Equipment	102	29	55	(46)%		89%
Acquisition	(69)	0	(44)	(37)%		NA
GGR	87	74	142	63%		91%
Eliminations	(40)	(41)	(21)	NA		NA
Corporate	(13)	(12)	(22)	NA		NA
Non-recurring charges	(820)	(64)	(643)	NA		NA

Group EBIT was $69.0 million, a margin of 7.6%. After NRC, Group EBIT was $(574.2) million.

Total non-recurring charges were $643 million including:

•	$567m split between $415m of marine goodwill impairment and $152m of marine restructuring costs related to the new phase in our Transformation Plan

•	$76m write-off related to multi-client library

Net financial costs were $40 million:

•	Cost of debt was $46 million. The total amount of interest paid during the quarter was $55 million

•	Other financial items were a gain of $6 million of which $4m was due to the Forex impact

Other Income Taxes were $51 million, mainly due to foreign deemed and foreign current taxation, excluding the $3 million unfavorable impact of net deferred tax on currency translation.

Group Net Income was $(667) million after NRC.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(669) million / €(510) million. EPS was negative at $(3.78) / €(2.88).

Cash Flow

Cash Flow from operations was $386 million compared to $465 million for the fourth quarter 2013.

Global Capex was $157 million, down 20% sequentially.

•	Industrial capex was $42 million

•	Research & Development capex was $14 million

•	Multi-client cash capex was $101 million, down 33% sequentially

In million $	Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014
Capex	229	198	157
Industrial	93	34	42
Lease Pool	0	0	0
R&D	16	12	14
Multi-client Cash	120	151	101
Marine MC	108	134	83
Land MC	12	18	18

Free Cash Flow

After the payment of interest expenses and Capex and before Non-Recurring Charges, free cash flow was positive at $187 million. Including NRC, Free Cash Flow was positive at $152 million.

Fourth Quarter 2014 Comparisons with Fourth Quarter 2013

Consolidated Income Statements	Fourth Quarter 2013	Third Quarter 2014	Fourth Quarter 2014
In Million $
Euro/dollar exchange rate	1.36	1.34	1.25
Operating Revenue	955.4	693.9	906.2
Equipment	317.2	180.4	218.9
Acquisition	458.7	418.2	316.5
GGR	371.4	304.7	489.1
Elimination	(191.9)	(209.4)	(118.3)
Gross Margin after NRC	162.6	123.5	196.6
Operating Income before NRC	66.4	50.6	110.7
Equipment	101.9	29.3	55.3
Acquisition	(68.7)	0.3	(43.5)
GGR	87.0	74.2	141.5
Corporate and Eliminations	(53.6)	(53.1)	(42.6)
NRC	(820.1)	(64.3)	(643.2)
Operating Income after NRC	(747.2)	(13.8)	(532.4)
Equity from Investments before NRC	0.3	(10.2)	(41.8)
EBIT before NRC	72.9	40.4	69.0
EBIT after NRC	(746.9)	(23.9)	(574.2)
Net Financial Costs	(57.3)	(49.6)	(39.6)
Other Income Taxes	(15.6)	(33.4)	(50.6)
Deferred Tax on Currency Translation	(10.0)	(9.1)	(2.6)
Net Income	(809.9)	(116.0)	(667.0)
Earnings per share in $	(4.59)	(0.67)	(3.78)
Earnings per share in €	(3.38)	(0.50)	(2.88)
EBITDAs after NRC	230.4	200.7	289.2
Equipment	111.4	41.6	66.8
Acquisition	12.5	72.0	35.3
GGR	230.0	178.3	367.3
Corporate and Eliminations	(73.5)	(84.2)	(67.2)
NRC	(50.0)	(7.0)	(113.1)
EBITDAs before NRC	280.3	207.8	402.3
Industrial Capex (incl. R&D Capex)	108.4	46.3	55.4
MC Cash Capex	120.2	151.1	101.4

Full-Year 2014 Financial Results

Group Total Revenue was $3.095 billion down (18)% compared to 2013. This figure breaks down to 22% from the Equipment division, 33% from the Acquisition division and 45% from the GGR division.

•	The Equipment division’s revenue was down (23)%. 64% of total sales related to land equipment and 36% to marine equipment. Internal sales represented 14% of total sales in 2014 compared to 20% in 2013. This decrease is due to a low level of equipment bought by CGG Marine given that five vessels were taken out of the seismic market.

•	Acquisition revenue was down (20)%. The decrease in the Acquisition division’s contribution to overall revenue is due to the reduction in our Marine activity perimeter (from 18 vessels to 13 vessels at end of December 2014) and our Land activity perimeter (Ardiseis deconsolidated and NAM activity sold to Geokinetics) and to difficult market conditions in all businesses. Production rate was at 92% stable compared to 2013.

•	GGR revenue was up 7%. Multi-client revenue was up 11% with a particularly strong Q4, mainly driven by prefunding revenues from our StagSeis program in the Gulf of Mexico. Subsurface Imaging and Reservoir delivered a strong contribution this year with a 3% increase in revenues year-on-year.

In million $	Full-Year 2013	Full-Year 2014	Variation
Group Total Revenue	3,766	3,095	(18)%
Equipment	1,045	802	(23)%
Acquisition	2,226	1,775	(20)%
GGR	1,296	1,384	7%
Eliminations	(801)	(866)	NA
Equipment External Revenue	834	687	(18)%
Acquisition External Revenue	1,635	1,025	(37)%
GGR External Revenue	1,295	1,384	7%

Group EBITDAs was $993.7 million, down 14% and representing a 32.1% margin. After NRC, Group EBITDAs was $775.7 million, a margin of 31.9%.

In million $	Full-Year 2013	Full-Year 2014	Variation
Group EBITDAs	1,160	994	(14)%
Margin	31%	32%	100	bps
Equipment	339	210	(38)%
Acquisition	369	284	(23)%
GGR	780	866	11%
Eliminations	(281)	(298)	NA
Corporate Costs	(47)	(68)	NA
Non-recurring charges	(20)	(218)	NA

Group Operating Income was $241.9 million, a margin of 7.8%. After NRC, Group Operating Income was $(697.5) million. Market conditions deteriorated over the year with a slowdown in client spending and the postponement of projects. In this context, we decided at end of July 2014 to accelerate and intensify our Transformation Plan launched at year-end 2013.

•	The Operating Income margin for Equipment was at 20.5%. The Equipment division shows a strong resilience to market downturn thanks to efficient cost management and manufacturing flexibility, despite lower volumes. R&D expenses were sustained at 6.2% of revenue.

•	The Operating Income margin for Acquisition was at (1.3)% (excluding non-recurring items linked to the Transformation Plan), despite a high production rate at 92% and good operational performance. The profitability of our Acquisition division was impacted by difficult market conditions and by a change in the operated perimeter.

•	The Operating Income margin for GGR was at 24.8% with a solid performance across all the businesses. Multi-client activity was excellent in H2 and the prefunding rate for the whole year was at a record high of 86%. The multi-client depreciation rate totaled 69% leading to a Net Book Value of $947 million at the end of December. Subsurface Imaging delivered an excellent performance this year in all locations. Reservoir and geology activities exceeded expectations with a strong demand for reservoir and geology products.

In million $	Full-Year 2013	Full-Year 2014	Variation
Group Operating Income	401	242	(40)%
Margin	11%	8%	(280	)bps
Equipment	293	164	(44)%
Acquisition	34	(24)	(170)%
GGR	317	343	8%
Eliminations	(189)	(176)	NA
Corporate Costs	(54)	(66)	NA
Non-recurring charges	(817)	(939)	NA

Group EBIT was $160.2 million, down 62%, and representing a margin of 5.2%. The Group EBIT was impacted by the negative contribution from Equity from Investees mainly due to the SBGS JV. After NRC, Group EBIT was $(779.2) million.

Total non-recurring charges were $939 million including:

•	$697m split between $415m of Marine goodwill impairment and $282m of restructuring costs related to the two phases of our Transformation Plan

•	$113m write-off related to multi-client library, notably in our Brazil and North Sea multi-client library

•	$129m write-off related mainly to SBGS JV

Net financial costs after NRC were $244 million:

•	The cost of debt was $201 million, while the total amount of interest paid was $144 million

•	Other financial items stood at $43 million

Other Income Taxes were $(108) million, mainly due to foreign deemed and foreign current taxation, excluding the $(16) million unfavorable impact of net deferred tax on currency translation.

Group Net Income after NRC was $(1,147) million.

After minority interests, Net Income attributable to the owners of CGG was negative at $(1,154) million/€(866) million. EPS was negative at $(6.52) / €(4.89).

Cash Flow

Cash Flow from operations was $934 million, including a $(32) million change in working capital.

Global Capex was $862 million over the year 2014:

•	Industrial capex was $205 million, down by 31% year-on-year

•	Sercel’s Lease Pool was $16 million

•	Research & Development capex was $57 million, stable year-on-year

•	Multi-client cash capex was $583 million, up 22% mainly due to our StagSeis program in the Gulf of Mexico.

In million $	FY 2013	FY 2014
Capex	835	862
Industrial	298	205
Lease Pool	1	16
R&D	57	57
Multi-client Cash	479	583
Marine MC	416	521
Land MC	64	62

Free Cash Flow

After the payment of interest expenses during the year, Capex and NRC impact, free cash flow was negative at $(137) million and negative at $(76) million before the cash impact of the NRC.

Balance Sheet

Financial Management:

CGG conducted two refinancing transactions in April to extend its average debt maturity periods from 4.3 years at the beginning of 2014 to 5.3 years by the end of 2014:

•	A €400 million European High Yield Bond at 5.875%, the lowest rate ever obtained for a High Yield Bond issued by CGG, due 2020:

•	The net proceeds were dedicated to the 100% repurchase of the €360 million OCEANE Convertible Bond due January 2016 and the reimbursement of the 2015 installment of the Fugro Vendor Loan

•	A $500 million High Yield Bond at 6.875% due 2022

•	The net proceeds were dedicated to the reimbursement of all the 9.5% Senior Notes due May 2016, for a total principal amount of $225 million, as well as of a portion of the 7.75% Senior Notes due May 2017, for a total principal amount of $400 million

•	On 21 July, CGG negotiated a one-year extension of the French Revolving Credit Facility to maintain the three-year maturity

•	In order to increase our financial flexibility, we have revised certain terms in several of our credit facilities, namely our French revolving facility ($325 million), our US revolving facility agreement ($165 million), our U.S. $200 million Nordic credit facility led by Nordea and our U.S.$45 million Term Loan Facility secured by the Geowave Voyager vessel. Pursuant to such amendments, the maximum leverage ratio (defined as total net financial debt to EBITDAs) was increased from a constant ratio of 3.00x to a ratio of 3.75x for each rolling 12-month period ending on or before September 2015, 3.50x for each such period ending on or before September 2016, 3.25x for each such period ending on or before September 2017 and 3.00x thereafter

•	On 16 December, CGG completed its 2014 debt refinancing program with the amendment and extension of its Nordic credit facility led by Nordea. The credit amount was increased from $175m to $250m and the maturity extended from May 2018 to December 2019.

Net Debt to Equity Ratio:

Group gross debt was $2,779 billion at the end of December 2014. Available cash was $359 million and Group net debt was $2,420 billion.

Net debt to equity ratio, at the end of December 2014, was 90% compared to 77% at end of September 2014.

Full-Year 2014 Comparisons with 2013

Consolidated Income Statements
In Million $	FY 2013	FY 2014
Euro/dollar exchange rate	1.325	1.333
Operating Revenue	3,765.8	3,095.4
Equipment	1,044.9	801.9
Acquisition	2,226.0	1,774.7
GGR	1,296.0	1,383.5
Elimination	(801.1)	(864.7)
Gross Margin after NRC	790.7	586.1
Operating Income before NRC	400.7	241.9
Equipment	293.0	164.3
Acquisition	33.7	(24.0)
GGR	317.0	342.9
Corporate and Eliminations	(243.1)	(241.3)
NRC	(817.4)	(939.4)
Operating Income after NRC	(394.9)	(697.5)
Equity from Investments before NRC	0.6	(81.7)
EBIT before NRC	423.2	160.2
EBIT after NRC	(394.3)	(779.2)
Net Financial Costs	(214.0)	(243.6)
Other Income Taxes	(92.6)	(107.9)
Deferred Tax on Currency Translation	9.7	(15.9)
Net Income	(691.2)	(1,146.6)
Earnings per share in $	(3.95)	(6.52)
Earnings per share in €	(2.98)	(4.89)
EBITDAs after NRI	1,139.7	775.7
Equipment	338.6	210.0
Acquisition	369.1	283.5
GGR	780.0	865.7
Corporate and Eliminations	(328.0)	(365.5)
NRC	(20.0)	(218.0)
EBITDAs before NRC	1,159.8	993.7
Industrial Capex (incl. R&D Capex)	355.1	278.5
MC Cash Capex	479.4	583.3

Other Information

CGG will announce its fourth quarter and full-year 2014 results on Thursday, February 26th, 2015, before the opening of the Paris and New York stock exchanges.

An English language analysts conference call is scheduled at 9:00 am (Paris time) – 8:00 am (London time)

To follow this conference, please access the live webcast:

From your computer at:	www.cgg.com

A replay of the conference will be available via the webcast on CGG website at: www.cgg.com.

For analysts, please dial 5 to 10 minutes prior to the scheduled start time the following numbers:

France call-in UK call-in Access code	+33(0)1 76 77 22 25 +44(0)20 3427 1901 7209120

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 8,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

CONSOLIDATED FINANCIAL STATEMENTS

December 31st, 2014

CONSOLIDATED BALANCE SHEET

Amounts in millions of U.S.$, unless indicated	December 31, 2014	December 31, 2013
ASSETS
Cash and cash equivalents	359.1	530.0
Trade accounts and notes receivable, net	942.5	987.4
Inventories and work-in-progress, net	417.3	505.2
Income tax assets	145.9	118.1
Other current assets, net	126.5	175.6
Assets held for sale, net	38.3	37.7
Total current assets	2,029.6	2,354.0
Deferred tax assets	98.2	222.6
Investments and other financial assets, net	141.8	47.8
Investments in companies under equity method	137.7	325.8
Property, plant and equipment, net	1,238.2	1,557.8
Intangible assets, net	1,373.8	1,271.6
Goodwill, net	2,041.7	2,483.2
Total non-current assets	5,031.4	5,908.8
TOTAL ASSETS	7,061.0	8,262.8
LIABILITIES AND EQUITY
Bank overdrafts	2.9	4.5
Current portion of financial debt	75.7	247.0
Trade accounts and notes payable	444.2	557.6
Accrued payroll costs	222.5	251.1
Income taxes liability payable	72.2	73.9
Advance billings to customers	54.4	52.4
Provisions – current portion	106.0	73.1
Other current liabilities	231.8	283.9
Total current liabilities	1,209.7	1,543.5
Deferred tax liabilities	153.8	148.9
Provisions – non-current portion	220.3	142.5
Financial debt	2,700.3	2,496.1
Other non-current liabilities	30.7	41.7
Total non-current liabilities	3,105.1	2,829.2
Common stock 286,705,217 shares authorized and 177,065,192 shares with a €0.40 nominal value issued and outstanding at December 31, 2014	92.8	92.7
Additional paid-in capital	3,180.4	3,180.4
Retained earnings	562.0	1,273.9
Other reserves	64.7	(46.1)
Treasury shares	(20.6)	(20.6)
Net income (loss) for the period attributable to the owners of CGG	(1,154.4)	(698.8)
Cumulative income and expense recognized directly in equity	(7.6)	(7.6)
Cumulative translation adjustment	(24.3)	26.0
Equity attributable to owners of CGG SA	2,693.0	3,799.9
Non-controlling interests	53.2	90.2
Total equity	2,746.2	3,890.1
TOTAL LIABILITIES AND EQUITY	7,061.0	8,262.8

CONSOLIDATED STATEMENT OF OPERATIONS

	December 31,
Amounts in millions of U.S.$, except per share data or unless indicated	2014	2013
Operating revenues	3,095.4	3,765.8
Other income from ordinary activities	1.5	2.1
Total income from ordinary activities	3,096.9	3,767.9
Cost of operations	(2,510.8)	(2,977.2)
Gross profit	586.1	790.7
Research and development expenses, net	(101.2)	(105.9)
Marketing and selling expenses	(113.9)	(118.6)
General and administrative expenses	(146.6)	(215.9)
Other revenues (expenses), net	(921.9)	(745.2)
Operating income	(697.5)	(394.9)
Expenses related to financial debt	(202.3)	(193.3)
Income provided by cash and cash equivalents	1.7	1.6
Cost of financial debt, net	(200.6)	(191.7)
Other financial income (loss)	(43.0)	(22.3)
Income (loss) of consolidated companies before income taxes	(941.1)	(608.9)
Deferred taxes on currency translation	(15.9)	9.7
Other income taxes	(107.9)	(92.6)
Total income taxes	(123.8)	(82.9)
Net income (loss) from consolidated companies	(1,064.9)	(691.8)
Share of income (loss) in companies accounted for under equity method	(81.7)	0.6
Net income (loss)	(1,146.6)	(691.2)
Attributable to :
Owners of CGG	$(1,154.4)	(698.8)
Owners of CGG(1)	€(866.1)	(527.2)
Non-controlling interests	$7.8	7.6
Weighted average number of shares outstanding	176,985,293	176,734,989
Dilutive potential shares from stock-options	(2)	(2)
Dilutive potential shares from performance share plan	(2)	(2)
Dilutive potential shares from convertible bonds	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	176,985,293	176,734,989
Net income (loss) per share
Basic	$(6.52)	(3.95)
Basic (1)	€(4.89)	(2.98)
Diluted	$(6.52)	(3.95)
Diluted (1)	€(4.89)	(2.98)

(1)	Converted at the average exchange rate of U.S.$1.3328 and U.S.$1.3254 per € for the periods ended December 31, 2014 and 2013, respectively.
(2)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended December 31,
Amounts in millions of U.S.$, except per share data or unless indicated	2014	2013
Operating revenues	906.2	955.4
Other income from ordinary activities	0.3	0.6
Total income from ordinary activities	906.5	956.0
Cost of operations	(709.9)	(793.4)
Gross profit	196.6	162.6
Research and development expenses, net	(23.3)	(21.8)
Marketing and selling expenses	(27.5)	(24.2)
General and administrative expenses	(32.7)	(54.6)
Other revenues (expenses), net	(645.5)	(809.2)
Operating income	(532.4)	(747.2)
Expenses related to financial debt	(46.2)	(47.7)
Income provided by cash and cash equivalents	0.4	0.2
Cost of financial debt, net	(45.8)	(47.5)
Other financial income (loss)	6.2	(9.9)
Income (loss) of consolidated companies before income taxes	(572.0)	(804.6)
Deferred taxes on currency translation	(2.6)	10.0
Other income taxes	(50.6)	(15.6)
Total income taxes	(53.2)	(5.6)
Net income (loss) from consolidated companies	(625.2)	(810.2)
Share of income (loss) in companies accounted for under equity method	(41.8)	0.3
Net income (loss)	(667.0)	(809.9)
Attributable to :
Owners of CGG	$(669.4)	(812.6)
Owners of CGG(1)	€(510.0)	(613.8)
Non-controlling interests	$2.4	2.7
Weighted average number of shares outstanding	177,065,192	176,892,464
Dilutive potential shares from stock-options	(2)	(2)
Dilutive potential shares from performance share plan	(2)	(2)
Dilutive potential shares from convertible bonds	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	177,065,192	176,892,464
Net income (loss) per share
Basic	$(3.78)	(4.59)
Basic (1)	€(2.88)	(3.47)
Diluted	$(3.78)	(4.59)
Diluted (1)	€(2.88)	(3.47)

(1)	Corresponding to the full year amount in euros less the nine months amount in euros.
(2)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

ANALYSIS BY SEGMENT

	December 31,
	2014					2013
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Acqui- sition	GGR	Equip- ment	Eliminations and Other	Consolidated Total	Acqui- sition	GGR	Equip- ment	Eliminations and Other	Consolidated Total
Revenues from unaffiliated customers	1,024.7	1,383.5	687.2	—	3,095.4	1,635.5	1,296.0	834.3	—	3,765.8
Inter-segment revenues	750.0	—	114.7	(864.7)	—	590.5	—	210.6	(801.1)	—
Operating revenues	1,774.7	1,383.5	801.9	(864.7)	3,095.4	2,226.0	1,296.0	1,044.9	(801.1)	3,765.8
Depreciation and amortization (excluding multi-client surveys)	(893.1)	(71.8)	(66.4)	—	(1,031.3)	(1,106.0)	(62.8)	(44.2)	—	(1,213.0)
Depreciation and amortization of multi-client surveys	—	(565.8)	—	—	(565.8)	—	(398.7)	—	—	(398.7)
Operating income	(821.5)	222.7	142.6	(241.3)	(697.5)	(766.2)	317.0	293.0	(238.7)	(394.9)
Share of income in companies accounted for under equity method (1)	(76.1)	(5.6)	—	—	(81.7)	22.2	0.2	—	(21.8)	0.6
Earnings before interest and tax (2)	(897.6)	217.1	142.6	(241.3)	(779.2)	(744.0)	317.2	293.0	(260.5)	(394.3)
Capital expenditures (excluding multi-client surveys) (3)	148.3	71.0	59.1	3.5	281.9	249.8	49.6	55.0	(7.2)	347.2
Investments in multi-client surveys, net cash	—	583.3	—	—	583.3	—	479.4	—	—	479.4
Capital employed	1.5	3.0	0.7	—	5.2	2.4	2.8	0.9	—	6.1
Total identifiable assets	2.1	3.2	1.0	0.2	6.5	3.1	3.1	1.2	0.3	7.7

(1)	Share of operating results of companies accounted for under the equity method were U.S.$(68.2) million and U.S.$(0.7) million for the year ended December 31, 2014 and 2013, respectively.
(2)	For the year ended December 31, 2014, Acquisition EBIT includes U.S.$(785.6) million of non-recurring items:

(i) U.S.$(690.5) million related to the transformation plan, phases 1 & 2: U.S.$(415.0) million of Marine goodwill depreciation as a consequence of the fleet downsizing and the deterioration of the market conditions, U.S.$(210.7) million relating to redundancies costs, facilities exit costs and provisions for onerous contracts, and U.S.$(64.8) million impairment of marine fixed assets mainly;

(ii) U.S.$(107.0) million impairment of our investment in the SBGS JV;

and (iii) a net gain arising from the sale of Ardiseis FZCO amounting to U.S.$11.9 million.

For the year ended December 31, 2013, Acquisition EBIT included U.S.$(800.0) million of non-recurring items: (i) U.S.$(721,0) million related to the Marine business, out of which U.S.$(139.0) million of assets impairment and provisions for onerous contracts and U.S.$(582.0) million of goodwill depreciation as a consequence of the 25% fleet downsizing plan and change of market outlook; and (ii) U.S.$(79.0) million of goodwill and assets impairment as a consequence of more overall difficult Land market conditions.

For the year ended December 31, 2014, GGR EBIT includes U.S.$(120.2) million of non-recurring items: (i) U.S.$(112.7) million impairment of multi-client surveys notably in Brazil (2007-2009 surveys) and North Sea; and (ii) U.S.$(7.5) million of redundancies and facilities exit costs, net of reversal of provisions.

GGR EBIT for the year ended December 31, 2013 included a gain of U.S.$19.8 million related to the sale of the Company’s shareholding interest in Spectrum ASA.

For the year ended December 31, 2014, Equipment EBIT includes a U.S.$(21.7) million impairment of intangible assets.

For the year ended December 31, 2014, “Eliminations and other” include U.S.$(65.5) million of general corporate expenses and U.S.$(175.8) million of intra-group margin.

For the year ended December 31, 2013 “Eliminations and other” included general corporate expenses of U.S.$(54.0) million, U.S.$(189.1) million of intra-group margin and U.S.$(17.4) million of non-recurring items related to the Fugro Geoscience transaction including: (i) a gain of U.S.$84.5 million related to contribution of shallow-water and OBC assets to our SBGS JV; offset by (ii) share of income of our SBGS JV of U.S.$(21.8) million; and (iii) acquisition and integration costs, net of reversal of provisions, of U.S.$(80.1) million, out of which U.S.$(41.1) million related to the Marine business and the acquired vessels from Fugro.

(3)	Capital expenditures include (i) industrial capital expenditures for U.S.$(205.2) million and U.S.$(296.8) million for the year ended December 31, 2014 and 2013, respectively; (ii) Sercel lease pool for U.S.$(16.4) million and U.S.$( (0.7) million for the year ended December 31, 2014 and 2013, respectively ; and (iii) capitalized development costs of U.S.$(56.8) million and U.S.$(56.9) million for the year ended December 31, 2014 and 2013, respectively. “Eliminations and other” corresponds to assets suppliers variance.

	Three months ended December 31,
	2014					2013
In millions of U.S.$,	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total
Revenues from unaffiliated customers	208.5	489.1	208.6	—	906.2	314.5	371.4	269.5	—	955.4
Inter-segment revenues	108.0	—	10.3	(118.3)	—	144.2	—	47.7	(191.9)	—
Operating revenues	316.5	489.1	218.9	(118.3)	906.2	458.7	371.4	317.2	(191.9)	955.4
Depreciation and amortization (excluding multi-client surveys)	(536.9)	(15.4)	(11.3)	—	(563.6)	(847.8)	(15.7)	(9.7)	—	(873.2)
Depreciation and amortization of multi-client surveys	—	(282.3)	—	—	(282.3)	—	(128.5)	—	—	(128.5)
Operating income	(608.2)	63.1	55.3	(42.6)	(532.4)	(868.6)	87.0	101.9	(67.5)	(747.2)
Share of income in companies accounted for under equity method (1)	(39.1)	(2.7)	—	—	(41.8)	7.2	(0.7)	—	(6.2)	0.3
Earnings before interest and tax (2)	(647.3)	60.4	55.3	(42.6)	(574.2)	(861.4)	86.3	101.9	(73.7)	(746.9)
Capital expenditures (excluding multi-client surveys) (3)	23.8	20.5	11.2	(12.8)	42.7	74.1	14.9	19.4	2.1	110.5
Investments in multi-client surveys, net cash	—	101.2	—	—	101.2	—	120.2	—	—	120.2

(1)	Share of operating results of companies accounted for under the equity method were U.S.$(36.3) million and U.S.$0.2 million for the three months ended December 31, 2014 and 2013.
(2)	For the three months ended December 31, 2014, Acquisition EBIT includes U.S.$(564.7) million mainly related to the second phase of the transformation plan: U.S.$(415.0) million of Marine goodwill depreciation as a consequence of the fleet downsizing and the deterioration of the market conditions, U.S.$(112.1) million mainly relating to provisions for onerous contracts and facilities exit costs, and U.S.$(37.6) million impairment on marine fixed assets mainly.

For the three months ended December 31, 2013, Acquisition EBIT included U.S.$(800,0) million of non-recurring items: (i) U.S.$(721,0) million related to the Marine business, out of which U.S.$(139,0) million of assets impairment and provisions for onerous contratcs and U.S.$(582,0) million of goodwill depreciation as a consequence of the 25% fleet downsizing plan and change of market outlook; and (ii) U.S.$(79,0) million of goodwill and assets impairment as a consequence of more overall difficult Land market conditions.

For the three months ended December 31, 2014, GGR EBIT includes U.S.$(78.5) million of non-recurring items: (i) U.S.$(76.0) million impairment of multi-client surveys due to market conditions; and (ii) U.S.$(2.5) million of redundancies and facilities exit costs, net of reversal of provisions.

For the three months ended December 31, 2014 “Eliminations and other” include general corporate expenses of U.S.$(22.0) million and U.S.$(20.6) million of intra-group margin.

For the three months ended December 31, 2013 “Eliminations and other” included general corporate expenses of U.S.$(12.6) million, U.S.$(41.0) million of intra-group margin and U.S.$(20.1) million of non-recurring items related to the Fugro Geoscience transaction: (i) acquisition and integration costs , net of reversal of provisions, of U.S.$(13.9) million, out of which U.S.$(7.2) million related to the Marine business and the acquired vessels from Fugro; and (ii) share of income of our SBGS JV of U.S.$(6.2) million.

(3)	Capital expenditures include (i) industrial capital expenditures of U.S.$(41.4) million and U.S.$(92.5) million for the three months ended December 31, 2014 and 2013, respectively; and (ii) capitalized development costs of U.S.$(13.8) million and U.S.$(15.9) million for the year ended December 31, 2014 and 2013, respectively. “Eliminations and other” corresponds to assets suppliers variance.

CONSOLIDATED STATEMENT OF CASH FLOWS

	December 31,
Amounts in millions of U.S.$	2014	2013

OPERATING
Net income (loss)	(1,146.6)	(691.2)
Depreciation and amortization	1,031.3	1,213.0
Multi-client surveys depreciation and amortization	565.8	398.7
Depreciation and amortization capitalized to multi-client surveys	(130.0)	(92.9)
Variance on provisions	116.1	39.6
Stock based compensation expenses	6.1	15.8
Net gain (loss) on disposal of fixed assets	(7.3)	(90.3)
Equity income (loss) of investees	81.7	(0.6)
Dividends received from affiliates	30.7	10.0
Other non-cash items	44.8	4.5
Net cash including net cost of financial debt and income tax	592.6	806.6
Less net cost of financial debt	200.6	191.7
Less income tax expense	123.8	82.9
Net cash excluding net cost of financial debt and income tax	917.0	1,081.2
Income tax paid	(22.9)	(117.3)
Net cash before changes in working capital	894.1	963.9
- change in trade accounts and notes receivable	7.6	46.5
- change in inventories and work-in-progress	40.3	(46.8)
- change in other current assets	12.8	25.5
- change in trade accounts and notes payable	(73.4)	(76.9)
- change in other current liabilities	(36.3)	0.5
Impact of changes in exchange rate on financial items	19.1	(5.0)
Net cash provided by operating activities	864.2	907.7
INVESTING
Capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(281.9)	(347.2)
Investment in multi-client surveys, net cash	(583.3)	(479.4)
Proceeds from disposals of tangible and intangible assets	7.8	6.1
Total net proceeds from financial assets	21.5	33.7
Acquisition of investments, net of cash and cash equivalents acquired	(8.1)	(937.9)
Impact of changes in consolidation scope	—	—
Variation in loans granted	(50.0)	3.9
Variation in subsidies for capital expenditures	(0.9)	(1.5)
Variation in other non-current financial assets	1.4	2.8
Net cash used in investing activities	(893.5)	(1,719.5)
FINANCING
Repayment of long-term debts	(1,288.1)	(481.3)
Total issuance of long-term debts	1,382.3	444.4
Lease repayments	(8.8)	(16.8)
Change in short-term loans	(0.8)	(0.4)
Financial expenses paid	(144.0)	(136.9)
Net proceeds from capital increase
- from shareholders	0.1	1.4
- from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to non-controlling interests of integrated companies	(43.2)	(7.5)
Acquisition/disposal from treasury shares	—	—
Net cash provided by (used in) financing activities	(102.5)	(197.1)
Effects of exchange rates on cash	(8.7)	21.4
Impact of changes in consolidation scope	(30.4)	(2.7)
Net increase (decrease) in cash and cash equivalents	(170.9)	(990.2)
Cash and cash equivalents at beginning of year	530.0	1,520.2
Cash and cash equivalents at end of period	359.1	530.0

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 26th, 2015	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO